Exhibit 99.1

TDCX’s second quarter 2023 profit up 9.4%

Singapore, August 24, 2023 – TDCX Inc. (NYSE: TDCX) (“TDCX” or the “Company”), an award-winning digital customer experience (CX) solutions provider for technology and blue-chip companies, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Financial Highlights1

•	Total revenue of US$126.2 million, up 5.5% year-on-year, including a 5.8% point negative impact of foreign exchange rates compared with the prior year period, and up 11.3% in constant currency terms[2]

•	Profit for the period was US$21.6 million, up 9.4% year-on-year

Mr. Laurent Junique, Chief Executive Officer and Founder of TDCX, said, “This quarter, we continued to demonstrate resilience amid an uncertain macroeconomic environment. In this challenging landscape, our focus remains on having a steadfast approach to operational excellence, value-adding to our clients through our consulting services, and exercising discipline in managing our business. This focus has also enabled us to increase our revenue from clients outside the top five by 67 per cent year-on-year.

“We are at an exciting point in the CX industry. Technological advancements, including in generative artificial intelligence (AI), pave the way for us to provide faster, better and more efficient ways of delivering customer satisfaction. Such developments hold much promise for our industry. I am confident that our ability to help clients design and implement solutions for increasingly complex customer needs and our investments into capabilities including AI put us in an advantageous position for growth in the long term.”

(US$ million[1], except for %)	Q2 2022	Q2 2023	% Change
Revenue	119.7	126.2	+5.5% (+11.3% on a constant currency basis)[2]
Profit for the period	19.8	21.6	+9.4%
Net profit margin (%)	16.5%	17.1%
EBITDA[2]	34.4	33.7	-2.2%
EBITDA Margins[2] (%)	28.8%	26.7%
Adjusted EBITDA[2,3]	35.1	32.7	-7.1%
Adjusted EBITDA Margins[2,3] (%)	29.4%	25.9%
Adjusted Net Income[2,3]	21.0	21.0	0.0%

Q2 23 Business Highlights

Continued strong client growth

•	Client count[4,5] up 52% year-on-year, bringing total client count to 91 as of 30 June 2023, compared to 60 as of 30 June 2022

•	New launched clients include an established global e-commerce platform, a rapidly growing fast-fashion e-commerce platform, and a leading global travel platform based out of Asia

Improved client diversification

•	Revenue from clients outside the top five rose 67% year-on-year[5]

•	Revenue mix from top five clients lowered to 73% in Q2 23 from 83% in Q2 22

New geographies contributing

•	Revenue from new geographies[6] was 9 times in Q2 23 versus Q2 22

Full Year 2023 Outlook

For the full year 2023, TDCX expects its financial results to be:

2023 Outlook
Revenue growth (YoY)	Range: 2% – 4% (On a constant currency basis2,7)
Adjusted EBITDA margin[1]	Approximately 25% – 27%

Detailed Financial Information on the Form 6-K

Please refer to https://investors.tdcx.com/financials/quarterly-results/default.aspx for the detailed financial information contained in Form 6-K.

[1]	FX rate of US$1 = S$1.3557, being the approximate rate in effect as of June 30, 2023, assumed in converting financials from SG dollar to U.S. dollar.
[2]	For a discussion of the use of non-IFRS financial measures, see “Non-IFRS Financial Measures”.
[3]

The reported amounts for Adjusted EBITDA and Adjusted Net Income for the three months ended June 30, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported for the corresponding period last year. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted EBITDA and Adjusted Net Income for the three months ended June 30, 2022.

[4]	“Client count” refers to launched campaigns that are revenue generating.
[5]	Includes additional clients attributable to our Hong Kong subsidiary.
[6]	Refers to sites in Colombia, India, Romania, South Korea, Hong Kong, Türkiye, Vietnam, Brazil and Indonesia.
[7]

We have not reconciled non-IFRS forward-looking revenue growth at constant currency to its most directly comparable IFRS measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. The revenue growth outlook indicated for 2023 is calculated and presented at constant currency, as it would require unreasonable efforts to predict factors out of our control or not readily predictable, such as currency exchange movements over the course of an entire year.

Webcast and Conference Call Information

TDCX senior management will host a conference call to discuss the second quarter 2023 unaudited financial results.

A live webcast of this conference call will be available on TDCX’s website. Access information on the conference call and webcast is as follows:

Date and time:	August 23, 2023, 8:30 PM (U.S. Eastern Time)
August 24, 2023, 8:30 AM (Singapore / Hong Kong Time)

Webcast link:	https://events.q4inc.com/earnings/TDCX/Q2-2023

Dial in numbers:	U.S. Toll Free: +1 833 470 1428 U.S. (Local): +1 404 975 4839

Singapore: +65 3158 0255 Hong Kong: +852 5803 6418

UK Toll Free: +44 808 189 6484 All others: Dial in numbers

Participant Access Code:	465393

A replay of the conference call will be available at TDCX’s investor relations website (investors.tdcx.com). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / Analysts: Jason Lim

lim.jason@tdcx.com

Media: Eunice Seow

eunice.seow@tdcx.com

About TDCX INC.

Singapore-headquartered TDCX provides transformative digital CX solutions, enabling world-leading and disruptive brands to acquire new customers, to build customer loyalty and to protect their online communities.

TDCX helps clients achieve their customer experience aspirations by harnessing technology, human intelligence and its global footprint. It serves clients in fintech, gaming, technology, travel and hospitality, digital advertising and social media, streaming and e-commerce. TDCX’s expertise and strong footprint in Asia has made it a trusted partner for clients, particularly high-growth, new economy companies, looking to tap the region’s growth potential.

TDCX’s commitment to delivering positive outcomes for our clients extends to its role as a responsible corporate citizen. Its Corporate Social Responsibility program focuses on positively transforming the lives of its people, its communities and the environment.

TDCX employs more than 18,700 employees across 30 campuses globally, specifically in Brazil, Colombia, Hong Kong, India, Japan, Malaysia, Mainland China, Philippines, Romania, Singapore, South Korea, Spain, Thailand, Türkiye, and Vietnam. For more information, please visit www.tdcx.com.

Convenience Translation

The Company’s financial information is stated in Singapore dollars, the legal currency of Singapore. Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this press release were made at a rate of S$1.3557 to US$1.00, the approximate rate in effect as of June 30, 2023. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rate stated herein, or at all.

Non-IFRS Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures to help evaluate our operating performance:

“EBITDA” represents profit for the year/ period before interest expense, interest income, income tax expense and depreciation and amortization expense. “EBITDA margin” represents EBITDA as a percentage of revenue.

“Adjusted EBITDA” represents profit for the year/ period before interest expense, interest income, income tax expense, depreciation and amortization expense, acquisition-related professional fees, net foreign exchange gains or losses and equity-settled share-based payment expense (or net reversal) incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue.

“Adjusted Net Income” represents profit for the year/ period before acquisition-related professional fees, net foreign exchange gains or losses and equity-settled share-based payment expense (or net reversal) incurred in connection with our Performance Share Plan, net of any tax impact of such adjustments.

Revenue at constant currency is calculated by translating the revenue of our local subsidiaries in each period in the respective local functional currencies to the Company and its subsidiaries’ presentation currency, using the average currency conversion rates in effect during the comparable prior period, rather than at the actual currency conversion rates in effect during that period.

We believe that EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Revenue at Constant Currency and Revenue Growth at Constant Currency help us to compare our operating performance on a consistent basis by removing the impact of items not directly resulting from our core operations, and thereby help us to identify underlying trends in our operating results, enhancing our understanding of past performance and future prospects.

We exclude items from Adjusted EBITDA and Adjusted Net Income, including acquisition-related professional fees, net foreign exchange gains or losses and equity-settled share-based payment expense (or net reversal) incurred in connection with our Performance Share Plan, as they are not indicative of our ongoing operating performance, and adjusting for such items is meaningful and useful to readers to understand the underlying performance of the business by eliminating the impact of certain items that may obscure trends in the underlying performance of the business.

The above non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or construed as an alternative to revenue, net income, or any other measure of performance or as an indicator of our operating performance. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies because other companies may calculate similarly titled measures differently. For more information on the non-IFRS financial measures, including full reconciliations to the nearest IFRS measure, please see the form 6-K section captioned “Non-IFRS Financial Measures” or the presentation slides.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Among other things, the outlook for the full year, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the performance of TDCX’s largest clients; the successful implementation of its business strategy; the continued service of its founder and certain of its key employees and management; its ability to compete effectively; its ability to navigate difficulties and successfully expand its operations into countries in which it has no prior operating experience; its ability to maintain its pricing, control costs or continue to grow its business; its ability to attract and retain enough highly trained employees; its compliance with service level and performance requirements by, and contractual obligations with, its clients; its exposure to various risks in Southeast Asia; its contractual relationship with key clients; clients and prospective clients’ spending on omnichannel CX solutions and content, trust and safety services; its ability to successfully identify, acquire and integrate companies; its spending on employee salaries and benefits expenses; and its involvement in any disputes, legal, regulatory, and other proceedings arising out of its business operations. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the three months ended June 30,
	2023		2022
	US$’000	S$’000	S$’000
Revenue	126,215	171,109	162,256
Employee benefits expense	(83,249)	(112,860)	(105,365)
Depreciation and amortization expense	(8,067)	(10,937)	(9,296)
Rental and maintenance expense	(2,333)	(3,163)	(2,376)
Recruitment expense	(1,760)	(2,386)	(3,536)
Transport and travelling expense	(283)	(384)	(395)
Telecommunication and technology expense	(2,689)	(3,645)	(2,842)
Interest expense	(372)	(504)	(471)
Other operating expense (1)	(2,656)	(3,601)	(2,018)
Share of profit from an associate	—	—	56
Interest income	2,273	3,081	422
Other operating income	437	592	909

Profit before income tax	27,516	37,302	37,344
Income tax expense	(5,882)	(7,974)	(10,544)

Profit for the period	21,634	29,328	26,800
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	452	614	9,743

Total comprehensive income for the period	22,086	29,942	36,543

Profit attributable to:
- Owners of TDCX Inc.	21,592	29,271	26,799
- Non-controlling interests	42	57	1

	21,634	29,328	26,800

Total comprehensive income attributable to:
- Owners of TDCX Inc.	22,044	29,885	36,542
- Non-controlling interests	42	57	1

	22,086	29,942	36,543

Basic earnings per share (in US$ or S$) (2)	0.15	0.20	0.19
Diluted earnings per share (in US$ or S$) (2)	0.15	0.20	0.19

(1)	We reported foreign exchange gains or losses, as applicable, on a net basis for the relevant period under the “other operating expense” line item.
(2)	Basic and diluted earnings per share

	For the three months ended June 30,
	2023	2022
Weighted average number of ordinary shares for the purposes of basic earnings per share	145,080,445	145,596,995
Effect of contingently issuable shares under warrant agreement	23,846	—

Weighted average number of ordinary shares for the purposes of diluted earnings per share	145,104,291	145,596,995

The translation of Singapore Dollar amounts into United States Dollar amounts (“USD”) for the unaudited condensed interim consolidated statement of profit or loss and other comprehensive income above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3557 to US$1.00, the approximate rate of exchange at June 30, 2023. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

Comparison of the Three Months Ended June 30, 2023 and 2022

Revenue. Our revenue increased by 5.5% to S$171.1 million (US$126.2 million) for the three months ended June 30, 2023 from S$162.3 million for the three months ended June 30, 2022 primarily driven by a 15.5% increase in revenue from sales and digital marketing services followed by a 7.7% increase in revenue from omnichannel CX solutions services rendered, partially offset by a 19.3% decrease in revenue from content, trust and safety services.

•

Our revenue from omnichannel CX solutions services increased by 7.7% to S$102.7 million (US$75.8 million) from S$95.3 million for the same period of 2022 primarily due to higher business volumes driven by the expansion of existing campaigns by clients in the travel and hospitality, gaming, fast moving consumer goods, financial services, and technology verticals, partially offset by a lower demand for our services from existing clients in the fintech, and digital advertising and media verticals.

•

Our revenue from sales and digital marketing services increased by 15.5% to S$45.1 million (US$33.3 million) from S$39.1 million for the same period of 2022 primarily due to the expansion of existing campaigns by our key digital advertising and media clients, E-commerce, and scaled up contributions from new clients secured during 2022.

•

Our revenue from content, trust and safety services decreased by 19.3% to S$21.8 million (US$16.1 million) from S$27.0 million for the same period of 2022 primarily due to contraction of volumes requirement by existing clients in the digital advertising and media vertical, but mitigated partially by higher volumes in the travel and hospitality vertical.

•	Our revenue from our other service fees increased by 70.3% to S$1.5 million (US$1.1 million) from S$0.9 million for the same period of 2022 primarily due to an expansion of existing campaigns.

The following table sets forth our service provided by amount for the three months ended June 30, 2023 and 2022.

	For the three months ended June 30,
	2023		2022
	US$’000	S$’000	S$’000
Revenue by service
Omnichannel CX solutions	75,761	102,709	95,325
Sales and digital marketing	33,264	45,096	39,055
Content, trust and safety	16,062	21,776	26,979
Other service fees #	1,128	1,528	897

Total revenue	126,215	171,109	162,256

#	Other service fees comprise revenue from other business process services and revenue from other services.

Employee Benefits Expense. Our employee benefits expense increased by 7.1% to S$112.9 million (US$83.2 million) from S$105.4 million for the same period of 2022 primarily due to higher employee headcount. This was partially offset by a lower share-based payment expenses resulting from changed expectations of the remaining awarded tranches in tandem with recent business dynamics. Our average number of employees in the second quarter of 2023 increased by 20.8% compared to the same period of 2022 driven by higher net business volumes of some existing campaigns in certain verticals, ramp-ups of new campaigns that were commenced in later half of 2022 and new sites launched in 2023. For the quarter ended 30 June 2023, the share-based payment expense has decreased to S$2.7 million (US$1.9 million) as compared to the corresponding quarter in 2022.

Depreciation and Amortization Expense. Our depreciation and amortization expense increased by 17.7% to S$10.9 million (US$8.1 million) from S$9.3 million for the same period of 2022 primarily due to our office space expansion in Malaysia, Thailand and Korea, and depreciation and amortization expense arising from our acquisition of the remaining shareholdings of our former associated company in Hong Kong on October 13, 2022 to become a wholly-owned subsidiary of the Group.

Rental and Maintenance Expense. Our rental and maintenance expense increased by 33.1% to S$3.2 million (US$2.3 million) from S$2.4 million for the same period of 2022 primarily due to the setting up of greenfield sites in Brazil, Indonesia, Türkiye and Vietnam. In addition, the increase was necessitated to support the business expansion of certain existing key clients’ campaigns in China, Malaysia and Thailand that drove the requirement for additional technology infrastructure and equipment.

Recruitment Expense. Our recruitment expense decreased by 32.5% to S$2.4 million (US$1.8 million) from S$3.5 million for the same period of 2022 primarily due to decreased hiring and work permit renewal activities of largely foreign talents in Singapore and Malaysia.

Transport and Travelling Expense. Our transport and travelling expenses remained stable during the two comparative periods.

Telecommunication and Technology Expense. Our telecommunication and technology expense increased by 28.3% to S$3.6 million (US$2.7 million) from S$2.8 million for the same period of 2022 primarily due to an increase in software requirement to support the higher business volumes in campaigns of several existing and new sites.

Interest Expense. Our interest expense increased by 7.0% to $0.5 million (US$0.4 million) from $0.5 million for the same period of 2022 primarily caused largely from higher lease liability interest in tandem with the additional office space in Malaysia, Thailand and Korea, and inclusion of the leased office space of wholly owned Hong Kong subsidiary which was formerly an associated company prior to October 13, 2022.

Other Operating Expense. Our other operating expense increased by 78.4% to S$3.6 million (US$2.7 million) from S$2.0 million for the same period of 2022 primarily due to higher office infrastructure utilities overheads in tandem with additional office spaces, increased professional and advisory engagement fees which also included the remaining costs of a discontinued business acquisition.

Share of Profit from an Associate. This relates to our share of profit from an associated company in Hong Kong which later became a wholly-owned subsidiary on October 13, 2022 following the acquisition of the controlling shares in that business.

Interest Income. Our interest income increased by 630.1% to S$3.1 million (US$2.3 million) from S$0.4 million for the same period of 2022 primarily due to higher placements of excess liquid funds in interest earning deposits and an increase in interest rates in 2023.

Other Operating Income. Our other operating income decreased by 34.9% to S$0.6 million (US$0.4 million) from S$0.9 million for the same period of 2022 primarily due to lower government grants received by our Singapore subsidiaries.

Profit Before Income Tax. As a result of the foregoing, we achieved a profit before income tax of S$37.3 million (US$27.5 million) for the 3 months ended 30 June 2022 (S$37.3 million for the corresponding period of 2022).

Income Tax Expense. Our income tax expense decreased by 24.4% to S$8.0 million (US$5.9 million) from S$10.5 million for the same period of 2022 primarily due to reinstatement of tax incentive in the Philippines that was temporarily suspended in 2022.

Profit for the Period. As a result of the foregoing, our profit for the period increased by 9.4% to S$29.3 million (US$21.6 million) from S$26.8 million for the same period of 2022.

Exchange differences on translation of foreign operations. Exchange differences on translation of foreign operations recognized in other comprehensive income decreased by 93.7% to a gain of S$0.6 million (US$0.5 million) from a gain of S$9.7 million for the same period of 2022 primarily due to the strengthening of the functional currencies of the foreign operations against the Singapore Dollar.

Total Comprehensive Income for the Period. As a result of the foregoing, our total comprehensive income for the period decreased by 18.1% to S$29.9 million (US$22.1 million) from S$36.5 million for the same period of 2022.

Additional Adjustments to Certain Non-IFRS Financial Measures

With effect from January 1, 2023, we have decided to include adjustments for net foreign exchange gains or losses and acquisition-related professional fees in Adjusted EBITDA, Adjusted Net Income and Adjusted EPS, in addition to an adjustment for equity-settled share-based payment expense (or net reversal) that was included in such previously reported non-IFRS measures in prior periods. Over the course of the previous year, we have identified such additional items as not indicative of our ongoing operating performance, and adjusting for such items is meaningful and useful to readers to understand the underlying performance of the business by eliminating the impact of certain items that may obscure trends in the underlying performance of the business. For further information, see “Non-IFRS Financial Measures” below.

Share Repurchase Program

On March 14, 2022, we announced that the board of directors had approved a US$30.0 million share repurchase program. The share repurchase program commenced on March 14, 2022. The repurchase program has no expiration date and may be suspended, modified or discontinued at any time without prior notice. We expect to fund repurchases under this program with our existing cash balance.

Our proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations and its insider trading policy. Our board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. All share repurchases are subject to and will be carried out, if at all, in accordance with applicable regulatory requirements.

From April 1, 2023 to August 22, 2023, we purchased 161,928 American Depositary Shares (ADSs) at a cost of US$1,129,000 under our share repurchase program.

NON-IFRS FINANCIAL MEASURES

EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Adjusted Net Income margin, Adjusted EPS, revenue at constant currency, and revenue growth at constant currency are non-IFRS financial measures. TDCX monitors EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Adjusted Net Income margin, Adjusted EPS, revenue at constant currency and revenue growth at constant currency because they assist the Company in comparing its operating performance on a consistent basis by removing the impact of items not directly resulting from its core operations.

EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin

“EBITDA” represents profit for the period before interest expense, interest income, income tax expense, and depreciation and amortization expense. “EBITDA margin” represents EBITDA as a percentage of revenue. “Adjusted EBITDA” represents profit for the period before interest expense, interest income, income tax expense, depreciation and amortization expense, equity-settled share-based payment expense (or net reversal) incurred in connection with our Performance Share Plan, net foreign exchange gain or loss and acquisition-related professional fees. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue.

	For the Three Months ended June 30,
	2023			2022 (4)
	US$’000	S$’000	Margin	S$’000	Margin
Revenue	126,215	171,109	—	162,256	—
Profit for the period and net profit margin	21,634	29,328	17.1%	26,800	16.5%
Adjustments for:
Depreciation and amortization expense	8,067	10,937	6.4%	9,296	5.7%
Income tax expense	5,882	7,974	4.7%	10,544	6.5%
Interest expense	372	504	0.3%	471	0.3%
Interest income	(2,273)	(3,081)	(1.8%)	(422)	(0.3%)

EBITDA and EBITDA margin	33,682	45,662	26.7%	46,689	28.8%
Adjustment:
Equity-settled share-based payment expense (1)	644	873	0.5%	3,582	2.2%
Net foreign exchange gain (2)	(1,902)	(2,578)	(1.5%)	(2,635)	(1.6%)
Acquisition-related professional fees (3)	227	308	0.2%	—	—

Adjusted EBITDA and Adjusted EBITDA margin	32,651	44,265	25.9%	47,636	29.4%

	For the Six Months ended June 30,
	2023			2022 (5)
	US$’000	S$’000	Margin	S$’000	Margin
Revenue	247,884	336,056	—	314,679	—
Profit for the period and net profit margin	41,703	56,535	16.8%	49,005	15.6%
Adjustments for:
Depreciation and amortization expense	16,369	22,191	6.6%	18,852	6.0%
Income tax expense	9,840	13,340	4.0%	18,298	5.8%
Interest expense	724	982	0.3%	958	0.3%
Interest income	(3,605)	(4,887)	(1.5%)	(689)	(0.2%)

EBITDA and EBITDA margin	65,031	88,161	26.2%	86,424	27.5%
Adjustment:
Equity-settled share-based payment (net reversal) / expense (1)	(3,143)	(4,261)	(1.3%)	11,515	3.7%
Net foreign exchange gain (2)	(808)	(1,096)	(0.3%)	(2,800)	(0.9%)
Acquisition-related professional fees (3)	952	1,291	0.4%	—	—

Adjusted EBITDA and Adjusted EBITDA margin	62,032	84,095	25.0%	95,139	30.3%

(1)	Refer to equity-settled share-based payment expense (or net reversal) arising from TDCX Performance Share Plan.

(2)	Refer to realized and unrealized losses or gains resulting from changes in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated.
(3)	Refer to fees incurred on third-party service providers in connection with a discontinued acquisition.
(4)

The reported amounts for Adjusted EBITDA for the three months ended June 30, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted EBITDA for the three months ended June 30, 2022.

(5)

The reported amounts for Adjusted EBITDA for the six months ended June 30, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted EBITDA for the six months ended June 30, 2022.

Adjusted Net Income and Adjusted Net Income margin

“Adjusted Net Income” represents profit for the period before equity-settled share-based payment expense (or net reversal) incurred in connection with our Performance Share Plan, net foreign exchange gain or loss and acquisition-related professional fees, net of any tax impact of such adjustments. “Adjusted Net Income margin” represents Adjusted Net Income as a percentage of revenue.

	For the Three Months ended June 30,
	2023			2022 (4)
	US$’000	S$’000	Margin	S$’000	Margin
Profit for the period and net profit margin	21,634	29,328	17.1%	26,800	16.5%
Adjustment for:
Equity-settled share-based payment expense (1)	644	873	0.5%	3,582	2.2%
Net foreign exchange gain (2)	(1,495)	(2,027)	(1.2%)	(1,891)	(1.2%)
Acquisition-related professional fees (3)	227	308	0.2%	—	—

Adjusted Net Income and Adjusted Net Income margin	21,010	28,482	16.6%	28,491	17.5%

	For the Six Months ended June 30,
	2023			2022 (5)
	US$’000	S$’000	Margin	S$’000	Margin
Profit for the period and net profit margin	41,703	56,535	16.8%	49,005	15.6%
Adjustment for:
Equity-settled share-based payment (net reversal) / expense (1)	(3,143)	(4,261)	(1.3%)	11,515	3.7%
Net foreign exchange gain (2)	(654)	(887)	(0.3%)	(2,039)	(0.6%)
Acquisition-related professional fees (3)	952	1,291	0.4%	—	—

Adjusted Net Income and Adjusted Net Income margin	38,858	52,678	15.6%	58,481	18.7%

(1)	Refer to equity-settled share-based payment expense (or net reversal) arising from TDCX Performance Share Plan.
(2)

Refer to realized and unrealized losses or gains resulting from changes in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated, net of tax effects.

(3)	Refer to fees incurred on third-party service providers in connection with a discontinued acquisition.
(4)

The reported amounts for Adjusted Net Income for the three months ended June 30, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted Net Income for the three months ended June 30, 2022.

(5)

The reported amounts for Adjusted Net Income for the six months ended June 30, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted Net Income for the six months ended June 30, 2022.

Adjusted EPS

“Adjusted EPS” represents earnings available to shareholders excluding the impact of equity-settled share-based payment expense (or net reversal), net foreign exchange gain or loss and acquisition-related professional fees.

Adjusted EPS is calculated as earnings available to shareholders excluding the impact of equity-settled share-based payment expense (or net reversal), net foreign exchange gain or loss and acquisition-related professional fees, divided by the diluted weighted-average number of shares outstanding.

	For the Three Months ended June 30,
	2023				2022 (4)
	Amount	Per Share	Amount	Per Share	Amount	Per Share
	US$’000	US$	S$’000	S$	S$’000	S$
Reported earnings available to shareholders and EPS	21,592	0.15	29,271	0.20	26,799	0.19
Adjustments for:
Equity-settled share-based payment expense (1)	644	—	873	0.01	3,582	0.02
Net foreign exchange gain (2)	(1,495)	(0.01)	(2,027)	(0.01)	(1,891)	(0.01)
Acquisition-related professional fees (3)	227	—	308	—	—	—
Adjusted earnings available to shareholders and Adjusted EPS	20,968	0.14	28,425	0.20	28,490	0.20

	For the Six Months ended June 30,
	2023				2022 (5)
	Amount	Per Share	Amount	Per Share	Amount	Per Share
	US$’000	US$	S$’000	S$	S$’000	S$
Reported earnings available to shareholders and EPS	41,661	0.29	56,478	0.39	49,004	0.34
Adjustments for:
Equity-settled share-based payment (net reversal) / expense (1)	(3,143)	(0.03)	(4,261)	(0.03)	11,515	0.08
Net foreign exchange gain (2)	(654)	—	(887)	—	(2,039)	(0.01)
Acquisition-related professional fees (3)	952	0.01	1,291	0.01	—	—
Adjusted earnings available to shareholders and Adjusted EPS	38,816	0.27	52,621	0.37	58,480	0.41

(1)	Refer to equity-settled share-based payment expense arising from TDCX Performance Share Plan.
(2)

Refer to realized and unrealized losses or gains resulting from changes in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated, net of tax effects.

(3)	Refer to fees incurred on third-party service providers in connection with a discontinued acquisition.
(4)

The reported amounts for Adjusted EPS for the three months ended June 30, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted EPS for the three months ended June 30, 2022.

(5)

The reported amounts for Adjusted EPS for the six months ended June 30, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted EPS for the six months ended June 30, 2022.

Revenue at Constant Currency and Revenue Growth at Constant Currency

Revenue at constant currency, which is revenue adjusted for the translation effect of foreign currencies so that certain financial results can be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Revenue at constant currency is calculated by translating the revenue of our local subsidiaries in each period in the respective local functional currencies to TDCX Inc.’s and its consolidated subsidiaries’ (together, the “Group”) presentation currency, using the average currency conversion rates in effect during the comparable prior period (rather than at the actual currency conversion rates in effect during the current reporting period). Revenue growth at constant currency means the period-over-period change in revenue at constant currency compared against revenue in the prior period.

	For the Three Months Ended June 30,		Revenue growth as reported	Foreign exchange impact	Revenue growth at constant currency
	2023	2022
	S$’000	S$’000
Revenue	180,534	162,256	5.5%	5.8%	11.3%

	For the Six Months Ended June 30,		Revenue growth as reported	Foreign exchange impact	Revenue growth at constant currency
	2023	2022
	S$’000	S$’000
Revenue	351,839	314,679	6.8%	5.0%	11.8%

The Company has not reconciled non-IFRS forward-looking revenue growth at constant currency to its most directly comparable IFRS measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. The revenue growth outlook indicated for 2023 is calculated and presented at constant currency, as it would require unreasonable efforts to predict factors that are out of the Company’s control or are not readily predictable, such as currency exchange movements over the course of an entire year.

The Company uses revenue at constant currency and revenue growth at constant currency, which are supplemental non-IFRS financial measures, to provide better comparability of revenue trends period-over-period (without the impact of fluctuations in foreign currency exchange rates) because it is a global company that transacts business in multiple currencies and reports financial information in the Group’s functional reporting currency. Foreign currency exchange rate fluctuations affect the amounts reported by the Company in the Group’s functional reporting currency with respect to its foreign revenues. Generally, when the Group’s functional reporting currency dollar either strengthens or weakens against other currencies, revenue at constant currency rates and revenue growth at constant currency rates will be higher or lower than revenue and revenue growth reported at actual exchange rates.

The Company believes that non-IFRS financial measures such as EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Adjusted Net Income margin, Adjusted EPS, revenue at constant currency and revenue growth at constant currency help us to identify underlying trends in our operating results, enhancing our understanding of past performance and future prospects.

While the Company believes that such non-IFRS financial measures provide useful information to investors in understanding and evaluating the Company’s results of operations in the same manner as its management, the Company’s use of such non-IFRS financial measures have limitations as analytical tools and you should not consider these in isolation or as a substitute for analysis of the Company’s results of operations or financial condition as reported under IFRS.

TDCX’s non-IFRS financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-IFRS measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the company’s financial information in its entirety and not rely on any single financial measure.

The translation of Singapore Dollar amounts into United States Dollar amounts for the unaudited condensed interim consolidated statement of profit or loss and other comprehensive income above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3557 to US$1.00, the approximate rate of exchange at June 30, 2023. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the six months ended June 30,
	2023		2022
	US$’000	S$’000	S$’000
Revenue	247,884	336,056	314,679
Employee benefits expense	(161,495)	(218,939)	(209,215)
Depreciation and amortization expense	(16,369)	(22,191)	(18,852)
Rental and maintenance expense	(4,834)	(6,554)	(4,642)
Recruitment expense	(4,006)	(5,431)	(6,345)
Transport and travelling expense	(622)	(843)	(585)
Telecommunication and technology expense	(5,144)	(6,974)	(5,471)
Interest expense	(724)	(982)	(958)
Other operating expense (1)	(7,570)	(10,263)	(4,572)
Share of profit from an associate	—	—	74
Interest income	3,605	4,887	689
Other operating income	818	1,109	2,501

Profit before income tax	51,543	69,875	67,303
Income tax expenses	(9,840)	(13,340)	(18,298)

Profit for the period	41,703	56,535	49,005
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(2,173)	(2,944)	8,627

Total comprehensive income for the period	39,350	53,591	57,632

Profit attributable to:
- Owners of the Group	41,661	56,478	49,004
- Non-controlling interests	42	57	1

	41,703	56,535	49,005

Total comprehensive income attributable to:
- Owners of the Group	39,488	53,534	57,631
- Non-controlling interests	42	57	1

	39,530	53,591	57,632

Basic earnings per share (in S$) (2)	0.29	0.39	0.34
Diluted earnings per share (in S$) (2)	0.29	0.39	0.34

(1)	We reported foreign exchange gains or losses, as applicable, on a net basis for the relevant period under the “other operating expense” line item.
(2)	Basic and diluted earnings per share

	For the six months ended June 30,
	2023	2022
Weighted average number of ordinary shares for the purposes of basic earnings per share	145,001,045	145,670,692
Effect of contingently issuable shares under warrant agreement	11,989	—

Weighted average number of ordinary shares for the purposes of diluted earnings per share	145,013,034	145,670,692

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of June 30, 2023		As of December 31, 2022
	US$’000	S$’000	S$’000
ASSETS
Current assets
Cash and cash equivalents	300,613	407,541	389,100
Fixed and pledged deposits	—	—	6,551
Trade receivables	78,948	107,030	88,808
Contract assets	41,770	56,627	58,808
Other receivables	13,451	18,236	15,885
Financial assets measured at fair value through profit or loss	40,000	54,228	29,776
Income tax receivable	193	261	354

Total current assets	474,975	643,923	589,282

Non-current assets
Pledged deposits	438	594	584
Goodwill and intangible assets	2,054	2,784	2,924
Other receivables	2,800	3,796	5,019
Plant and equipment	28,054	38,033	41,292
Right-of-use assets	23,724	32,163	35,236
Deferred tax assets	2,997	4,063	3,463

Total non-current assets	60,067	81,433	88,518

Total assets	535,042	725,356	677,800

LIABILITIES AND EQUITY
Current liabilities
Other payables	38,441	52,114	49,723
Lease liabilities	12,512	16,963	17,818
Provision for reinstatement cost	3,303	4,478	5,282
Income tax payable	10,328	14,002	16,560

Total current liabilities	64,584	87,557	89,383

Non-current liabilities
Lease liabilities	13,543	18,360	20,644
Provision for reinstatement cost	3,664	4,967	3,572
Defined benefit obligation	1,466	1,987	1,497
Deferred tax liabilities	1,182	1,602	852

Total non-current liabilities	19,855	26,916	26,565

Capital, reserves and non-controlling interests
Share capital	15	20	19
Reserves	156,438	212,084	219,590
Retained earnings	294,121	398,740	342,260

Equity attributable to owners of the Group	450,574	610,844	561,869
Non-controlling interests	29	39	(17)

Total equity	450,603	610,883	561,852

Total liabilities and equity	535,042	725,356	677,800

The translation of Singapore Dollar amounts into United States Dollar amounts for the unaudited condensed interim consolidated statement of financial position above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3557 to US$1.00, the approximate rate of exchange at June 30, 2023. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	For the six months ended June 30,
	2023		2022
	US$’000	S$’000	S$’000
Operating activities
Profit before income tax	51,543	69,875	67,303
Adjustments for:
Depreciation and amortization expense	16,369	22,191	18,852
Gain on early termination of right-of-use assets	—	—	(1)
Equity-settled share-based payment expense / (net reversal)	(3,143)	(4,261)	11,515
Provision for office reinstatement cost	3	4	(43)
Bank loan transaction cost	16	22	28
Interest income	(3,605)	(4,887)	(689)
Interest expense	724	982	958
Retirement benefit service cost	328	444	382
Loss / (Gain) on disposal and write-off of plant and equipment	7	9	(1)
Share of profit from an associate	—	—	(74)

Operating cash flows before movements in working capital	62,242	84,379	98,230

Trade receivables	(14,618)	(19,818)	22,568
Contract assets	601	815	(8,091)
Other receivables	(1,073)	(1,455)	(4,072)
Other payables	2,285	3,098	9,391

Cash generated from operations	49,437	67,019	118,026

Interest received	3,605	4,887	689
Income tax paid	(11,597)	(15,722)	(12,778)
Income tax refunded	165	224	—

Net cash from operating activities	41,610	56,408	105,937

Investing activities
Purchase of plant and equipment	(5,669)	(7,685)	(6,965)
Proceeds from sales of plant and equipment	24	33	2
Decrease in fixed deposits	4,753	6,443	1,732
Investment in financial assets measured at fair value through profit or loss	(17,593)	(23,851)	—

Net cash used in investing activities	(18,485)	(25,060)	(5,231)

Financing activities
Repayment of lease liabilities	(8,737)	(11,845)	(9,373)
Interest paid	—	—	(188)
Repayment of bank loan	—	—	(12,716)
Repurchase of American Depositary Shares	(222)	(301)	(9,366)

Net cash used in financing activities	(8,959)	(12,146)	(31,643)

Net increase in cash and cash equivalents	14,166	19,202	69,063
Effect of foreign exchange rate changes on cash held in foreign currencies	(563)	(761)	2,385
Cash and cash equivalents at beginning of period	287,010	389,100	313,147

Cash and cash equivalents at end of period	300,613	407,541	384,595

The translation of Singapore Dollar amounts into United States Dollar amounts for the unaudited condensed interim consolidated statement of cash flows above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.3557 to US$1.00, the approximate rate of exchange at June 30, 2023. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.